November 11, 2009
Laura Crotty
Staff Attorney
United States Securities and Exchange Commission
100 First Street N.E.
Washington D.C. 20549

Re:	Trinity Biotech Plc
Form 20-F for the fiscal year ended December 31, 2008
Filed April 7, 2009
File No. 000-22320
Dear Ms. Crotty,
Following your letter to us dated September 9, 2009 and our subsequent correspondence filed on October 16, 2009, please find our replies to the queries raised in your aforementioned letter. Where the information from the requests raised in your letter requires us to revise our disclosure, we have included the proposed revised disclosure in our response below. We intend revising these disclosures in our Form 20-F to be submitted for the financial year ending 31 December, 2009, subject to this being to your satisfaction.
Query 1
Property, Plant and Equipment
“Please revise your disclosure in this section to include all information required by Item 4(D) of Form 20-F, including the productive capacity of the facilities discussed, the extent of utilization of the facilities, how the assets are held and the products produced at each facility.”
Response
In relation to the information required by Item 4 (D) of Form 20-F and in addition to the information provided on page 13 of our Form 20-F we would like to further add that:
(1)
At present we have sufficient productive capacity to cover demand for our product range. We continue to review our level of capacity in the context of future revenue forecasts. In the event that these forecasts indicate capacity constraints, we will either obtain new facilities or expand our existing facilities.

(2)	We do not currently have any plans to expand or materially improve our facilities.

(3)	In relation to products produced at our facilities — these are as follows:

Bray, Ireland — this is the principal Haemostasis manufacturing site within the Group. Clinical Chemistry, Point of Care/HIV and Immunoflourescence products are also manufactured at this site.

Lemgo, Germany — this facility is responsible for the production of our Haemostasis instrumentation and the associated plastic consumables for use with these instruments.

Jamestown, New York — this site specializes in the production of Microtitre Plate EIA products for infectious diseases and auto-immunity.

Carlsbad, California — this facility specializes in the development and manufacture of products utilizing Western Blot technology. Our Lyme suite of products is manufactured at this facility.

Kansas City, Missouri — this site is responsible for the manufacture of the Group’s A1c range of products.

(4)	We are fully in compliance with all environmental legislation applicable in each jurisdiction in which we operate.
Query 2
Compensation of Directors and Officers
“We note your statement on page 39 that “the directors were granted 1,665,000 share options during 2008.” Item 6(B)(1) of Form 20-F requires disclosure, on an individual basis, of the title and amount of securities covered by stock options, the exercise price, the purchase price, if any, and the expiration date of the options. Please revise your disclosure to include the required information. If disclosure of this information on an individual basis is not required by your home country of Ireland and this information has not otherwise been publicly disclosed, please so advise.”
Response
The granting of stock options to directors and executive officers in 2008 in the amount of 1,665,000 options was comprised as set out below.

	Number of Options	Exercise Price of	Date of Option
Director/Executive Officer	Granted	Options Granted	Grant*
Brendan Farrell	250,000 A shares	$4.30 per ADR	18 March 2008
Rory Nealon	200,000 A shares	$4.30 per ADR	18 March 2008
Ronan O’Caoimh	175,000 A shares	$4.30 per ADR	18 March 2008
Kevin Tansley	150,000 A shares	$4.30 per ADR	18 March 2008
Brendan Farrell	300,000 A shares	$2.95 per ADR	16 September 2008
Rory Nealon	240,000 A shares	$2.95 per ADR	16 September 2008
Ronan O’Caoimh	200,000 A shares	$2.95 per ADR	16 September 2008
Kevin Tansley	150,000 A shares	$2.95 per ADR	16 September 2008
*All options issued are subject to a 7 year life from date of grant.

Query 3
Compensation of Directors and Officers
“Please provide the information required by Item 6(C)(2) of Form 20-F.”
Response
The Company has entered into service contracts with its Executive Directors and Officers. These contracts contain certain termination provisions which are summarised below.
Under the terms of his service contract Ronan O’Caoimh, Chairman and Chief Executive, is entitled to 12 months salary and benefits in the event of termination by the Company. Where termination arises within 12 months of a change in control of the Company, Mr. O’Caoimh is entitled to 24 months salary and benefits.
Under the terms of his service contract Rory Nealon, Chief Operations Officer, is entitled to 12 months salary and benefits in the event of termination by the Company. Where termination arises within 12 months of a change in control of the Company, Mr. Nealon is entitled to 18 months salary and benefits.
Under the terms of his service contract Kevin Tansley, Chief Financial Officer, is entitled to 12 months salary and benefits in the event of termination by the Company. Where termination arises within 12 months of a change in control of the Company, Mr. Tansley is entitled to 18 months salary and benefits.
Query 4
Stock Option Plan
“We note the table provided at the bottom of page 40 disclosing the total options outstanding as of February 28, 2009. Item 6(E) of Form 20-F requires disclosure of stock options granted on an individual basis, rather than in the aggregate. Please revise your disclosure accordingly.”

Response
As of February 28, 2009, 4,114,085 of the options outstanding were held by directors and officers of Trinity Biotech, comprised as follows:

Number of
Options
Director/Officer	(A Shares)	Exercise Price	Expiration Date of Options
Ronan O’Caoimh	133,334	$6.00 Per ADR	23 December 2009
	133,334	$7.00 Per ADR	04 January 2010
	167,000	$3.92 Per ADR	04 October 2009
	450,000	$10.24 Per ADR	26 August 2011
	250,000	$6.68 Per ADR	02 November 2012
	350,000	$8.36 Per ADR	13 December 2013
	175,000	$4.30 Per ADR	18 March 2015
	200,000	$2.95 Per ADR	16 September 2015

Rory Nealon	100,000	$3.92 Per ADR	04 October 2009
	175,000	$10.24 Per ADR	26 August 2011
	100,000	$6.68 Per ADR	02 November 2012
	150,000	$8.36 Per ADR	13 December 2013
	200,000	$4.30 Per ADR	18 March 2015
	240,000	$2.95 Per ADR	16 September 2015

Denis Burger	50,000	$3.92 Per ADR	04 October 2009
	60,000	$10.24 Per ADR	26 August 2011
	25,000	$6.68 Per ADR	02 November 2012
	25,000	$8.36 Per ADR	13 December 2013

Jim Walsh	95,000	$7.00 Per ADR	04 January 2010
	166,667	$3.92 Per ADR	04 October 2009
	168,750	$10.24 Per ADR	26 August 2011
	50,000	$6.68 Per ADR	02 November 2012
	25,000	$8.36 Per ADR	13 December 2013

Peter Coyne	50,000	$3.92 Per ADR	04 October 2009
	60,000	$10.24 Per ADR	26 August 2011
	25,000	$6.68 Per ADR	02 November 2012
	25,000	$8.36 Per ADR	13 December 2013

Kevin Tansley	20,000	$5.52 Per ADR	28 January 2010
	20,000	$11.16 Per ADR	19 May 2011
	20,000	$6.36 Per ADR	16 August 2012
	30,000	$7.12 Per ADR	26 July 2013
	75,000	$8.96 Per ADR	07 March 2014
	150,000	$4.30 Per ADR	18 March 2015
	150,000	$2.95 Per ADR	16 September 2015
Query 5
Material Contracts
“Please revise the disclosure of the company’s material contracts to include a summary of the terms and conditions of each, as required by Item 10(C) of Form 20-F.”
Response
We propose to change the wording under the heading Material Contracts in the 20F on page 49 to:
Other than contracts entered into in the ordinary course of business, the following represents the material contracts entered into by the Group, for the two years immediately preceding the publication of this Form 20-F:

Acquisition of the immuno-technology business of Cortex Biochem Inc
In September 2007, the Group acquired the immuno-technology business of Cortex Biochem Inc (“Cortex”) for a total consideration of US$2,925,000, consisting of cash consideration of US$2,887,000 and acquisition expenses of US$38,000.
Acquisition of certain components of the distribution business of Sterilab Services UK
In October 2007, the Group acquired certain components of the distribution business of Sterilab Services UK (“Sterilab”), a distributor of Infectious Diseases products, for a total consideration of US$1,489,000, consisting of cash consideration of US$1,480,000 and acquisition expenses of US$9,000.
Query 6
Material Contracts
“Please note that all registrants must provide the information required by Item 16G of Form 20-F beginning with the annual report that it files for its first fiscal year ended on or after December 15, 2008. Please revise your filing to include this information.”
Response
As Trinity Biotech is a foreign private issuer, it is not required to comply with all of the corporate governance requirements set forth in NASDAQ Rule 4350 as they apply to U.S. domestic companies. The Group’s corporate governance measures differ in the following significant ways. The Audit Committee of the Group currently consists of two members — while U.S. domestic companies listed on NASDAQ are required to have three members on their audit committee. In addition, the Group has not appointed an independent nominations committee or adopted a board resolution addressing the nominations process. Finally, the Group’s Executive Chairman serves on the Group’s Remuneration Committee with two non-executive independent directors, while U.S. domestic companies are required to have executive officer compensation determined by a remuneration committee comprised solely of independent directors or a majority of the independent directors.
The above disclosure is already included in our 2008 Form 20-F in Paragraph 2 on Page 40.

Query 7
Exhibits
“Please file all exhibits required by Item 19 of Form 20-F, including the company’s articles of association, bylaws, material contracts including related party agreements, and any other items applicable to the company.”
Response
The table below is a list of the exhibits which have already been filed with the SEC in connection with a prior filing of a registration statement or periodic report. We propose to include the list of exhibits in our 2009 Form 20-F, subject to your agreement.

Exhibit
No.	Description of Exhibit	Incorporated by Reference To
1.1	Memorandum and Articles of Association of Trinity Biotech plc.	Filed as an Exhibit 1 to the Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2006.

1.2	Form of Deposit Agreement dated as of October 21, 1992, as amended and restated, among Trinity Biotech plc, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.	Filed as Exhibit 1 to the Form F-6 filed with the U.S. Securities and Exchange Commission on January 15, 2004.

4.1	Trinity Biotech plc Employee Share Option Plan 2003.	Filed as Exhibit 4 to the Form S-8 Registration Statement filed with the U.S. Securities and Exchange Commission on April 28, 2005.

4.3	Sale and Purchase Agreement among bioMerieux, Inc., Trinity Biotech Manufacturing Limited and Trinity Biotech plc, as guarantor, dated May 24, 2006, as amended by Amendment Number One dated June 22, 2006.	Filed as Items 2 and 3 to the Form 6-K filed with the U.S. Securities and Exchange Commission on June 30, 2006.

4.4	Lease agreement dated as of October 18, 2004 between Ronan O’Caoimh and Jim Walsh with Trinity Biotech Manufacturing Limited in respect of office premises in Bray, Co Wicklow, Ireland.	Filed as an Exhibit 4b.1 to the Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2006.

4.5	Lease agreement dated as of November 26, 2004 between Ronan O’Caoimh, Jonathon O’Connell and Jim Walsh with Trinity Biotech plc in respect of warehouse premises in Bray, Co Wicklow, Ireland.	Filed as an Exhibit 4b.2 to the Form 20-F filed with the U.S. Securities and Exchange Commission on March 31, 2006.

8.1	Subsidiaries of Trinity Biotech plc.	Filed as Item 18, note 31 to the consolidated financial statements to the Form 20-F filed on April 7, 2009.
In the event that you have any queries please contact me at +353 1 2769800.
Yours sincerely,
/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer
Trinity Biotech plc.